SCHEDULE A

Fund	Commencement of Operations
BNY Mellon US Mid Cap Core Equity Fund	April 9, 2020
BNY Mellon US Small Cap Core Equity Fund	April 9, 2020
BNY Mellon International Equity ETF	April 24, 2020
BNY Mellon Emerging Markets Equity ETF	April 24, 2020
BNY Mellon Short Duration Corporate Bond ETF	April 24, 2020
BNY Mellon High Yield Beta ETF	April 24, 2020
BNY Mellon Ultra Short Income ETF	[ ], 2021

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.

As of: July 27, 2021